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May 14, 2024	Rachel D. Phillips T +1 212 841 8857 rachel.phillips@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Stephany Yang

Claire Erlanger

Re:	Canada Goose Holdings Inc.

Form 20-F for the Fiscal Year Ended April 2, 2023

Filed May 18, 2023

File No. 001-38027

Ladies and Gentlemen:

On behalf of Canada Goose Holdings Inc. (the “Company”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated May 13, 2024 (the “Comment Letter”), with regard to the Company’s Form 20-F for the fiscal year ended April 2, 2023 (filed May 18, 2023) (the “Annual Report”). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.

Form 20-F for the Fiscal Year Ended April 2, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-IFRS Financial Measures and Other Specified Financial Measures, page 63

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We note your response to comment 3 that you will revise future filings to change the name of the non-IFRS financial measure to Free Cash Flow. Your calculation of free cash flow differs from the typical calculation of cash flows from operating activities less capital expenditures considering it also adjusts for other costs. In order to avoid potential confusion, please revise the title to adjusted free cash flow or a similar description. Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, we note your proposed revised disclosure describes that certain investors and analysts use this information as an indicator of cash flow and to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities. Please revise the disclosure to more appropriately characterize the usefulness of measure to the investors, as the measure does not appear to reflect all of the Company’s cash flows including amounts classified as financing cash flows.

Securities and Exchange Commission Division of Corporation Finance	May 14, 2024

The Company respectfully advises the Staff that it has removed free cash flow from its Annual Report on Form 20-F for the fiscal year ended March 31, 2024 and does not anticipate using this or similar measures in its upcoming filings.

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Securities and Exchange Commission Division of Corporation Finance	May 14, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at 212-841-8857.

Sincerely,

/s/ Rachel Phillips
Rachel Phillips Ropes & Gray LLP

cc:	Neil Bowden, Chief Financial Officer, Canada Goose Holdings, Inc.

David Forrest, Esq., General Counsel, Canada Goose Holdings, Inc.

David Tardif, Esq., Stikeman Elliot LLP

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